Exhibit 4.38

AMENDED AND RESTATED EXECUTIVE SERVICES AGREEMENT

This Amended and Restated Executive Services Agreement (the Agreement") is made as of the 19TH May,2015, by and between Box Ships Inc., a Marshall Islands corporation (the "Company" or "Box”), and Allseas Marine S.A., a Liberian corporation ("Allseas").

WITNESSETH:

WHEREAS, the Company and Allseas previously entered into an Executive Services Agreement dated April 19th, 2011. (the “Original Executive Services Agreement”), and each of the Company and Allseas acknowledges and agrees that the provisions of the Original Executive Services Agreement are hereby superseded and replaced by the provisions hereof; and

WHEREAS, the Company is engaged directly and/or through its subsidiaries (collectively the “Box Group”) primarily in the ownership, operation, management and chartering of container carriers (the “Box Group Business”); and

WHEREAS, the Company has requested Allseas, and Allseas has agreed, to provide executive services to the Box Group; and

NOW, THEREFORE, the parties hereby agree that the Company shall procure that Allseas shall remain the executive services provider of the Company at all times and in consideration of the mutual covenants and agreements set forth herein, the parties agree as follows:

1.          Duration. This Agreement shall come into effect commencing as of the day hereof and shall remain in full force and effect unless terminated in accordance with the provisions of this Agreement.

2.          Services. Allseas shall provide to the Company Executive Officers and Executive Services (Strategy, Business Development, Marketing, Third Party Relations, Finance etc.). The natural persons serving as Executive Officers pursuant to this Section shall serve the Company in such manner and at the sole discretion of the board of directors of the Company. Notwithstanding any other provision of this Agreement, the board of directors of the Company shall have the right to instruct Allseas from time to time as to the identity of the natural persons appointed to serve as Executive Officers and may terminate the services of any such person or appoint a replacement for such person at any time without prior notice to Allseas.

3.          Fees.

In consideration of the services provided hereunder, Allseas

a)	shall be paid an executive services fee of USD 2.200.000 (Two Million Two Hundred Thousand United States Dollars) per annum, (the “Executive Services Fee”) paid in 12 monthly installments, payable three working days prior to the last business day of each calendar month, commencing with the first payment falling due three working days prior to May 30, 2015. The Executive Services Fee shall at all times be subject to any changes that might have been incurred in the number of the Executive Officers and/or any changes to the Executive Services provided hereunder.

The Executive Services Fee’s adjustment shall be always subject to approval of the Company’s Board of Directors and Compensation Committee thereof;

b)	shall be eligible to receive from the Company incentive compensation, at any time the Board of Directors of the Company or the Compensation Committee thereof may determine at their absolute discretion. The type and nature of such compensation shall be in the sole discretion of the Board of Directors of the Company, or the Compensation Committee thereof;

c)	shall be covered at the expense of the Company with:
i.	Appropriate Directors and Officers liability insurance in accordance with the Company’s insurance plan for Directors and Officers;
ii.	Kidnap and Ransom insurance for the Chief Executive Officer (“CEO”);
iii.	personal security and escort for the CEO;

d)	appropriate compensation in the event of the death or permanent disability of any Executive Officer in the performance of his duties. The term “disability” means the occurrence of a condition that in the reasonable judgment of a licensed physician satisfactory to the Executive Officer or his family will prevent the Executive Officer from performing his duties for a period of more than 90 ( ninety) days in any twelve month period.

In the event of the death or permanent disability of the CEO incurred in the performance of his duties, then Allseas shall be eligible to receive the benefits under (i) and (ii) of Clause 5.

4.          Termination.

a)	Without Cause or Without Good Reason. This Agreement may be terminated by either party at any time upon sixty (60) days’ prior written notice.

b)	For Cause. The Company may terminate Allseas’ engagement under this Agreement for “Cause” (as defined herein) by giving to Allseas a thirty (30) days prior written notice of termination. In such event, Allseas shall not be entitled to any further payments of any kind. For purposes of this Agreement, “Cause” shall include (i) a material breach of the terms of this Agreement; (ii) dishonesty, willful misconduct or fraud in connection with the performance of its duties, or in any way related to the Company’s business; or (iii) a violation of applicable policies, practices and standards of behavior of the Company.

c)	For Good Reason. Allseas may terminate its engagement voluntarily for Good Reason (as defined herein) by giving to the Company thirty (30) days’ prior written notice. For purposes of this Agreement, “Good Reason” shall mean the following: (i) the Company fails to pay Allseas any fee due and payable hereunder within ten (10) days after Allseas provides written notice to the Company of such failure to pay; or (ii) a breach by the Company of any material provision of this Agreement, in any case without Allseas’ written consent.

d)	Due to Change in Control. Each of the Company and Allseas will have the option to terminate this Agreement within six (6) months following a change in control by giving thirty (30) days’ prior written notice of termination to the other party. A change in control shall mean the occurrence of any of the following (the “Change in Control”):
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i.	the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the Company’s assets, other than a disposition to Paragon Shipping Inc. or any of its affiliates;
ii.	the adoption by the Company’s board of directors of a plan of liquidation or dissolution of the Company;
iii.	the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any “person” (as such term is used in Section 13(d)(3) of the U.S. Securities Exchange Act of 1934), other than Paragon Shipping Inc. or any of its affiliates, becomes the beneficial owner, directly or indirectly, of a majority of the Company’s voting shares, measured by voting power rather than number of shares;
iv.	if, at any time, the Company becomes insolvent, admits in writing its inability to pay its debts as they become due, is adjudged bankrupt or declares its bankruptcy or makes an assignment for the benefit of creditors, a proposal or similar action under the bankruptcy, insolvency or other similar laws of any applicable jurisdiction or commences or consents to proceedings relating to it under any reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction;
v.	the Company consolidates with, or merges with or into, any person (other than Paragon Shipping Inc. or any of its affiliates), or any such person consolidates with, or merges with or into, the Company, in any such event pursuant to a transaction in which outstanding shares of the Company’s common stock are converted into or exchanged for cash, securities or other property, or receives a payment of cash, securities or other property, other than any such transaction where any shares of the Company’s common stock outstanding immediately prior to such transaction is converted into or exchanged for voting stock of the surviving or transferee person constituting a majority of the outstanding voting power of such surviving or transferee person immediately after giving effect to such issuance; and
vi.	the first day on which a majority of the members of the Company’s board of directors are not continuing directors of the Company. The term “continuing directors” means, as of any date of determination, any member of the Company’s board of directors who was:

a)	a member of the board of directors of the Company on the date hereof; or
b)	nominated for election or elected to the Company’s board of directors with the approval of a majority of the directors then in office who were either directors on the date hereof or whose nomination or election was previously so approved.

5.          Payment Upon Termination.

In the event that this Agreement is terminated a) by the Company without Cause pursuant to Section 4(a) hereof or b) for Good Reason by Allseas pursuant to Section 4(c) hereof or c) by either party following the occurrence of a Change in Control pursuant to Section 4(d) hereof, Allseas shall be entitled to receive its fee payable pursuant to Section 3(a) of this Agreement through the Termination Date, as defined below. In addition to payment of its fee, Allseas will be entitled to receive, on the date of such termination:

i.	a compensation equal to three (3) years annual Executive Services Fee then applicable, and

ii.	3.000.000 (three million) fully vested shares of common stock of the Company issued cash free on the date of termination.

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Allseas’ right to receive (i) and (ii) hereunder is expressly conditioned on its compliance with all of its obligations to the Company under this Agreement.

6.          Termination Date. For purposes of this Agreement, “Termination Date” shall mean:

i.	if this Agreement is terminated without cause and/or without good reason, the effective date of the Termination Agreement;
ii.	if this Agreement is terminated by the Company for Cause, thirty (30) days after termination notice is given;
iii.	if this Agreement is terminated by Allseas for Good Reason, thirty (30) days after termination notice is given unless the Company has cured the grounds for such termination within the applicable cure period;
iv.	if this Agreement is terminated due to a Change in Control, not later than six (6) months from the date of the Change in Control;

7.          Representations by Allseas.

Allseas represents and warrants the following:

a)	Capacity; Authority; Validity. Allseas has all necessary capacity, power and authority to enter into this Agreement and to perform all the obligations to be performed by Allseas’ hereunder; this Agreement and the consummation by Allseas of the transactions contemplated hereby has been duly and validly authorized by all necessary action of Allseas; this Agreement has been duly executed and delivered by Allseas; and assuming the due execution and delivery of this Agreement by the Company, this Agreement constitutes the legal, valid and binding obligation of the Company enforceable against Allseas in accordance with its terms.

b)	No Violation of Law or Agreement. Neither the execution and delivery of this Agreement by Allseas, nor the consummation of the transactions contemplated hereby by Allseas, will violate any judgment, order, writ, decree, law, rule or regulation or agreement applicable to Allseas. Allseas is not in breach of any agreement requiring the preservation of the confidentiality of any information, client lists, trade secrets or other confidential information or any agreement not to compete or interfere with any prior employer, and that neither the execution of this Agreement nor the performance by Allseas of its obligations hereunder will conflict with, result in a breach of, or constitute a default under, any agreement to which Allseas is a party or to which Allseas may be subject.

8.          Confidentiality.

Except as directed in writing, Allseas will not disclose or use at any time, either during the period of this Agreement or thereafter, any Confidential Information (as defined below) of which it is or becomes aware, except to the extent required by applicable law. Allseas will take all appropriate steps to safeguard any Confidential Information, as defined herein, and to protect it against disclosure, misuse, espionage, loss and theft. As used in this Agreement, the term “Confidential Information” means information relating to the Company’s vessels that is not generally known to the public or that is used or developed by the Company including, without limitation, all products and services, fees, costs and pricing structures, financial and trading information, accounting and business methods, analyses, reports, data bases, computer software (including operating systems, applications and program listings), manuals and documentation, customers and clients and customer and client lists, account files, travel agents and travel agent lists, charter contracts, salesmen and salesmen lists, technology and trade secrets and all similar and related information in whatever form relating to the business of the Company, provided however, that Allseas may disclose or use Confidential Information at the direction of the Company.

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9.          Injunctive Relief.

Allseas agrees that if it breaches or attempts to breach or violate any of the provisions of this Agreement, the Company will be irreparably harmed and monetary damages will not provide an adequate remedy. Accordingly, it is agreed that the Company may apply for and shall be entitled to temporary, preliminary and permanent injunctive relief (without the necessity of posting a bond or other security) in order to prevent breach of this Agreement or to specifically enforce the provisions hereof, and Allseas hereby consents to the granting of such relief, without having to prove the inadequacy of the available remedies at law or actual damages. It is understood that any such injunctive remedy shall not be exclusive or waive any rights to seek other remedies at law or in equity. The parties further agree that the covenants and undertakings covered by this Agreement are reasonable in light of the facts as they exist on the date of this Agreement. However, if at any time, a court or panel of arbitrators having jurisdiction over this Agreement shall determine that any of the subject matter or duration is unreasonable in any respect, it shall be reduced, and not terminated, as such court or panel of arbitrators determines may be reasonable.

10.         Assignments.

This Agreement and Allseas rights and obligations hereunder, may not be assigned by Allseas; any purported assignment in violation hereof shall be null and void. This Agreement, and the Company’s rights and obligations hereunder, may not be assigned by the Company it being understood that the Company’s rights extend to the Box group; provided, however, that in the event of any sale, transfer or other disposition of all or substantially all of the Box group’s assets and business, whether by merger, consolidation or otherwise, the Box group shall assign this Agreement and its rights hereunder to the successor to its assets and business.

11.         Entire Agreement.

This Agreement constitutes the entire and only agreement between the parties in relation to its subject matter and replaces and extinguishes all prior agreements, undertakings, arrangements, understandings or statements of any nature made by the parties or any of them whether oral or written with respect to such subject matter.

12.         Notices.

Every notice, request, demand or other communication under this Agreement shall:

a)	be in writing delivered personally, by courier or served through a process server;
b)	be deemed to have been when delivered personally or through courier or served at the address below; and
c)	be sent:

i.	If to the Company, to:

BOX SHIPS INC.

15 Karamanli Ave.,

Voula 16673,

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Athens, Greece

ii.	If to Allseas, to:

ALLSEAS MARINE S.A..

15 Karamanli Ave.

Voula 16673,

Athens, Greece

or to such other person or address, as is notified by the relevant party to the other parties to this Agreement and such notification shall not become effective until notice of such change is actually received by the other parties. Until such change of person or address is notified, any notification to the above addresses are agreed to be validly effected for the purposes of this Agreement.

13.         Amendments to this Agreement.

No modification, alteration or waiver of any of the provisions of this Agreement shall be effective unless in writing and signed on behalf of each of the parties. No delay or omission by the Company in exercising any right or power vested in it under this Agreement shall impair such right or power or be construed as a waiver of, or acquiescence in, any default or breach by Allseas of any of its obligations under this Agreement.

If any one or more provisions of these presents is, or at any time becomes, for any reason invalid, illegal, void, voidable or otherwise unenforceable under the laws of any jurisdiction or pursuant to a decision or declaration of any court, such invalidity, illegality, voidability or non-enforceability shall not affect the validity, voidability, legality or enforceability of any other provision or provisions of this Agreement or the validity, voidability, legality or enforceability of this Agreement as a whole or the validity, voidability, legality or enforceability of same under the laws of any other jurisdiction.

The headings in this Agreement do not form part thereof.

14.         Applicable Law.

This Agreement shall be governed by and construed in accordance with English Law.

15.         Arbitration.

a)	All disputes arising out of this Agreement shall be arbitrated in London in the following manner:

One arbitrator is to be appointed by each of the parties hereto and a third arbitrator by the two so chosen. Their decision or that of any two of them shall be final and for the purpose of enforcing any award, this Agreement may be made a rule of the court. The arbitrators shall be commercial persons, conversant with shipping matters. Such arbitration is to be conducted in accordance with the rules of the London Maritime Arbitrators Association terms current at the time when the arbitration proceeding are commenced and in accordance with the Arbitration Act 1996 or any statutory modification or reenactment thereof.

b)	In the event that either party state a dispute and designates an Arbitrator in writing, the other party shall have twenty (20) days, excluding Saturdays, Sundays and legal holidays to designate its arbitrator, failing which the decision of the appointed arbitrator shall apply and the appointed arbitrator can render an award thereunder in accordance with this Clause.

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c)	Until such time as the arbitrators finally close the hearings, either party shall have the right by written notice served on the arbitrators and on the other party to specify further disputes or differences under this Agreement for hearing and determination.
d)	The arbitrators may grant any relief, and render an award, which they or a majority of them deem just and equitable and within the scope of the Agreement of the parties, including but not limited to the posting of security. Awards pursuant to this Clause may include costs, including a reasonable allowance for attorney’s fees and judgments may be entered upon any award made herein in any court having jurisdiction.

IN WITNESS WHEREOF the parties signed the present document the day and year first above written.

For and on behalf of,

BOX SHIPS INC.	ALLSEAS MARINE S.A.

By: AIKATERINI STOUPA	By : GEORGE SKRIMIZEAS
Title: Corporate Secretary	Title: President/Director

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